

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 1, 2015

Mr. Bradley L. Hansen
Chief Executive Officer
EnSync, Inc.
N93 W14475 Whittaker Way
Menomonee Falls, WI 53051

Re: **EnSync, Inc.**
Preliminary Proxy Statement on Schedule 14A
Filed September 24, 2015
File No. 001-33540

Dear Mr. Hansen:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Mark Busch, Esq.